FORM C	**UNITED STATES**	OMB APPROVAL
	SECURITIES AND EXCHANGE COMMISSION	OMB Number: ####-####
FORM C-TR	Washington, D.C. 20549	Estimated average burden hours per response: ##.#

Form C: Filer Information

Filer CIK:

> 0001853669

Filer CCC:

> 9$edtgre

Is this a LIVE or TEST Filing?

⦿ LIVE ◯ TEST

Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption?

☐

Would you like a Return Copy?

☐

Submission Contact Information

Name:

> Elizabeth L. Carter

Phone Number:

> 3128267333

Contact E-Mail Address:

> ec@elcesq.com

Notify via Filing Website only?

☐

Form C: Issuer Information

Issuer Information

Name of Issuer:

> Listener Brands Inc.

Legal Status of Issuer:

Form:

> Corporation

Jurisdiction of Incorporation/Organization:

> DELAWARE

Date of Incorporation/Organization:

06-28-2017

Physical Address of Issuer:

Address 1:

1000 E. 87th Street

City:

CHICAGO

State/Country:

ILLINOIS

Mailing Zip/Postal Code:

60619

Website of Issuer:

https://curlmix.com/

Is there a Co-issuer?

⦿ Yes ◯ No

If yes, specify the following for the Co-issuer:

EDGAR Filer?

☐

CIK of Co-issuer:

Name of Co-issuer:

CurlMix I, a series of Wefunder SPV, LLC

Legal Status of Co-issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

DELAWARE

Date of Incorporation/Organization:

07-30-2021

Physical Address of Co-issuer:

Address 1:

4104 24th Street

City:

San Francisco

State/Country:

CALIFORNIA

Mailing Zip/Postal Code:

94114

Website of Co-issuer:

wefunder.com

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:

Listener Brands Inc.

Signature:

Kimberly Lewis (May 16, 2023 17:14 CDT)

Title:

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:

Kimberly Lewis (May 16, 2023 17:14 CDT)

Title:

CEO

Date:

05-16-2023

FORM C-TR

Final Audit Report   2023-05-16

Created:	2023-05-16
By:	Chynnique Ross (cr@elcesq.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAzKFtbU5HIsLTWIKTotuMkBsY3WvfpSH7

"FORM C-TR" History

Document created by Chynnique Ross (cr@elcesq.com)
2023-05-16 - 9:18:54 PM GMT

Document emailed to Kimberly Lewis (kim@curlmix.com) for signature
2023-05-16 - 9:19:18 PM GMT

Email viewed by Kimberly Lewis (kim@curlmix.com)
2023-05-16 - 10:13:44 PM GMT

Document e-signed by Kimberly Lewis (kim@curlmix.com)
Signature Date: 2023-05-16 - 10:14:17 PM GMT - Time Source: server

Agreement completed.
2023-05-16 - 10:14:17 PM GMT